Exhibit B.3(d): Other Pages of CIBC’s 2010 Annual Report incorporated in Annual Information Form
•	“Governance” pages 22-24

•	“Principal Subsidiaries” page 180

•	“Transfer Agent and Registrar” page 188

Governance
At the heart of CIBC’s governance structure is an experienced, independent Board of Directors that is committed to upholding strong governance principles, creating a culture of engagement and transparency, and leading in governance best practices.

Sustaining excellence in governance
CIBC believes that embracing strong governance is the foundation to delivering against its strategic imperative of consistent and sustainable performance over the long term. The Board of Directors (the Board) employs a comprehensive, integrated governance framework as the basis for its oversight responsibilities of the management of the business and affairs of CIBC.
CIBC’s integrated governance framework
The framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. The Board reviews the effectiveness of the governance structure annually and is committed to evolving its structure to ensure it serves as the keystone for sustaining excellence in governance in the future.
     This framework includes a capable and qualified Board with diverse backgrounds and skills; a collaborative and constructive relationship between the Board and senior management; and a robust set of governance and control policies and procedures.
Continually evolving governance practices
As part of its ongoing review, the Board regularly assesses and enhances its governance practices and principles to confirm that we continue to meet regulatory requirements and that we remain at the forefront of governance best practices. CIBC posts these practices and principles on our corporate website at www.cibc.com.
     The Statement of Corporate Governance Practices describes our comprehensive governance framework, states CIBC’s vision and details the Board’s responsibilities. This document describes the Board’s policy on board composition, director nomination and tenure, board independence and education, as well as director and executive compensation and management succession.
     The Board and management of CIBC recognize the importance of consistent and timely communication with CIBC’s stakeholders. The CIBC Disclosure Policy explains CIBC’s disclosure philosophy and practices for disclosing material information to the market, and outlines roles and responsibilities of various individuals and groups at CIBC relating to the release of material information. The Policy is intended to minimize the risk of unauthorized, inconsistent or selective disclosure.
Fostering a culture of integrity and accountability
In accordance with our commitment to nurture a governance culture of integrity and personal accountability, CIBC has policies on personal conduct for directors, employees and contractors intended to foster a strong ethical culture and to protect our clients, our employees and CIBC.
     The CIBC Code of Ethics for Directors applies to all members of CIBC’s Board of Directors. The principles in this Code require a consistent and high standard of ethical conduct for all directors. The principles are intended to protect the business interests of CIBC, maintain CIBC’s reputation for integrity and foster compliance with applicable legal and regulatory obligations. Directors are required to certify their compliance with the Code each year.
     The CIBC Code of Conduct promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of Trust, Teamwork and Accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct to ensure they understand its requirements.
     All CIBC employees are encouraged to come forward with any concerns. In keeping with our commitment to open and honest communications, employees are expected to report any irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk. Concerns can be reported in confidence and anonymity to any CIBC executive, director or through the confidential CIBC Ethics Hotline. Employees who report suspected contraventions in good faith are protected from retaliation or adverse employment action.

Meeting and exceeding compliance requirements
As a Canadian public company with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CIBC has in place a system of corporate governance practices that meets or exceeds all applicable regulatory requirements. A summary of significant differences between the corporate governance practices of CIBC and those required of U.S. domestic companies under the NYSE listing standards is available at www.cibc.com.
Committed to ongoing Board renewal
We recognize the importance of having a complement of board skills, experience and competencies. Using our competency matrix, we annually assess the individual skills across the Board to ensure we have the appropriate balance of qualifications and skills to effectively address CIBC’s evolving needs.
     The Board has four committees which, as part of its overall responsibilities, assist in carrying out its duties and enhance governance:
•	Audit Committee (AC)

•	Corporate Governance Committee (CGC)

•	Management Resources and Compensation Committee (MRCC)

•	Risk Management Committee (RMC)
Supported by an effective committee structure
The Board has worked hard to align its governance and risk management philosophies and structure to support our broader long-term strategic imperative of consistent and sustainable performance over the long term.
     To support the senior team on the governance and control activities of CIBC, four management committees have been established:
•	Capital & Risk Committee

•	Disclosure Committee

•	Reputation & Legal Risk Committee

•	Governance and Control Committee
The Board committee mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.
     Directors’ committee membership is indicated following their name in the Board of Directors list below:
Board of Directors
Charles Sirois C.M., O.Q. (1997)
Chair of the Board
CIBC
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Brent S. Belzberg (2005)
(CGC, MRCC)
Senior Managing Partner
Torquest Partners
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
(AC)
Corporate Director
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
(CGC, MRCC)
President
CRS Inc.
(Mississauga, Ontario, Canada)
Dominic D’Alessandro (2010)
(RMC)
Past President and Chief Executive Officer
Manulife Financial Corporation
(Toronto, Ontario, Canada)
Patrick D. Daniel (2009)
(RMC)
President and Chief Executive Officer
Enbridge Inc.
(Calgary, Alberta, Canada)
Luc Desjardins (2009)
(MRCC)
Equity Partner
The Sterling Group, LP
(Montreal, Quebec, Canada)
Hon. Gordon D. Giffin (2001)
(MRCC)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
(MRCC)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
Nicholas D. Le Pan (2008)
(CGC, RMC)
Consultant
(Ottawa, Ontario, Canada)
Hon. John P. Manley P.C., O.C. (2005)
(AC, CGC)
President and Chief Executive Officer
Canadian Council of Chief Executives
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Jane L. Peverett (2009)
(AC)
Corporate Director
(West Vancouver, British Columbia,
Canada)
Leslie Rahl (2007)
(RMC)
Founder and Managing Partner
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Robert J. Steacy (2008)
(RMC)
Corporate Director
(Toronto, Ontario, Canada)
Ronald W. Tysoe (2004)
(AC, CGC)
Corporate Director
(Jupiter, Florida, U.S.A.)

Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2010

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset-Based Lending Inc.	Toronto, Ontario, Canada	1
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	51
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	8,775
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	387
CIBC Asia Limited	Singapore City, Singapore	8
CIBC World Markets (Japan) Inc.	Tokyo, Japan	51
CIBC Australia Limited	Sydney, New South Wales, Australia	22

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc. and CIBC Capital Corporation, which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

Transfer agent and registrar
For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416 643-5500 or fax 416 643-5501
1 800 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
1 800 589-9836
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon-investor.com